TERYL RESOURCES CORP.

N E W S R E L E A S E

RENEGOTIATION AND GRANTING OF STOCK OPTIONS

CDNX: TRC.V

For Immediate Release: April 22, 2002 – Vancouver, B.C.- Teryl Resources Corp. (CDNX: TRC.V) announces that stock options totaling 1,550,000 common shares have been renegotiated to increase to options totaling 1,600,000 and the exercise price has been reduced from $0.24 to $0.15 per share to $0.15 per share, exercisable for a term of five years from the date of renegotiation. The Company has also granted incentive stock options to an individual to purchase up to 50,000 common shares at a price of $0.15 per share, exercisable for a period of five years from the date of granting.

The renegotiation and granting of the options are subject to regulatory acceptance. Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on November 22, 2001.

Dated at Richmond, British Columbia this 22nd day of April 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson
President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

120 – 3011 Viking Way, Richmond, B.C. V6V 1W1 Canada
Tel: (604) 278-5996 Fax: (604) 278-3409 Email: john@ihiway.net www.terylresources.com